05036155

.TES
\GECOMMISSION
C. 20549

UF 3-9-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2005 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
~~8-D008062~~

8-24582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Hoch Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Elmwood Avenue
(No. and Street)

Buffalo, (City) New York (State) 14222-1888 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary A. Hoch 716-881-1975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville, (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary A. Hoch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Hoch Agency, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

President

Title

Roberta L Kohlhagen

Notary Public

ROBERTA L. KOHLHAGEN
Reg. No. 01KO4699106
Notary Public, State of New York
Qualified in Erie County
My Commission Expires May 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Gary Hoch Agency, Inc.

We have audited the following financial statements of Gary Hoch Agency, Inc. (the Agency) for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Agency's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Gary Hoch, Agency, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Gary Hoch Agency, Inc. as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Agency's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 18, 2005

GARY HOCH AGENCY, INC.

Statement of Financial Condition

December 31, 2004

Assets

Current assets:		
Cash	$	8,806
Receivables		418
Prepaid expense		806
Investments at market value:		
Marketable securities		20,400
NASDAQ warrants		20,100
Total investments at market value		40,500
Equipment, at cost:		
Furniture and equipment		65,610
Leasehold improvements		20,696
		86,306
Accumulated depreciation		85,378
Net Equipment		928
Purchased insurance accounts, less accumulated amortization of $6,425		5,627
Total assets	$	57,085

Liabilities and Stockholder's Equity

Liabilities - accounts payable		711
Stockholder's equity:		
Common stock, no par value, 200 shares authorized; 100 shares issued and outstanding		50,000
Retained earnings		6,374
Total stockholder's equity		56,374
Total liabilities and stockholder's equity	$	57,085

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC

Statement of Operations

Year ended December 31, 2004

Income:	
Commissions from mutual funds	$ 119,850
Insurance commissions	198,418
Investment income	1,500
Total income	319,768
Operating expenses:	
Salaries, payroll taxes and benefits	178,368
Commissions	14,780
Outside help	12,500
Advertising	6,219
Sales promotion	3,131
Entertainment	4,021
Vehicle	7,236
Motor vehicle registration and accident prevention fees	6,045
Rent	19,200
Utilities and maintenance	6,613
Regulatory fees	2,069
Office supplies and postage	6,598
Maintenance agreements	6,736
Telephone	3,575
Printing	268
Insurance	5,894
Subscriptions	495
Seminars	425
Deprecation and amortization	6,620
Bank fees	647
Bad debt expense	462
Total expenses	291,902
Income before income tax expense	27,866
New York State franchise tax	100
Net income	$ 27,766

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.

Statement of Cash Flows

Year ended December 31, 2004

Cash flows provided by operating activities:	
Net income	$ 27,766
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	6,620
Changes in:	
Receivables	(418)
Prepaid expense	(806)
Accounts payable	(35)
Due to insurance companies	(418)
Net cash provided by operating activities	32,709
Cash flows from investing activities:	
Increase in investments	(1,500)
Additions to property and equipment	(5,112)
Net cash used in investing activities	(6,612)
Cash flows from financing activities - dividends paid	(24,000)
Net increase in cash	2,097
Cash at beginning of year	6,709
Cash at end of year	$ 8,806

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Stockholder's Equity
Year ended December 31, 2004

	Common stock	Retained earnings	Total
Balances at December 31, 2003	$ 50,000	2,608	52,608
Dividends paid	-	(24,000)	(24,000)
Net income	-	27,766	27,766
Balances at December 31, 2004	$ 50,000	6,374	56,374

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Gary Hoch Agency, Inc. (the Agency), is engaged principally in the sale of mutual fund investments and insurance.

(b) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(c) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash

Cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(e) Investments in Marketable Securities

The Agency has classified investments as "available-for-sale." Available-for-sale securities are stated at market value, and unrealized gains and losses are reported as investment income.

(2) Related Party Transactions

Gary Hoch provides office space and charges the Agency for legal, accounting and tax services as well as office supplies and telephone service. The total for these charges during 2004 amounted to $19,200.

(3) Net Capital Requirements

The Agency is subject to the net capital requirements of the SEC and the NASD. The Agency must maintain net capital, as defined, of the greater of $5,000 or one-fifteenth of its aggregate indebtedness, as defined. At December 31, 2004, the Agency's net capital and excess net capital were $25,435 and $20,435, respectively. The ratio of aggregate indebtedness to net capital was approximately .03 to 1. As of December 31, 2004, the difference between net capital of $25,435 and the net capital reported on the December 31, 2004 of $23,875 unaudited focus report, is not significant.

(4) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Agency's business (see note 1) these conditions are satisfied and the Agency claims an exemption under subparagraph (k)(1) of the Rule.

(5) Possession and Control Requirements

The Agency follows the requirements of Rule 15C 3-3 (d) in regard to the possession and control of securities and security account records. No accounts are on margin. All broker revenue were with mutual funds other than investment and interest income. Insurance commissions are the result of primarily direct billings by the applicable insurance companies.

(6) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Agency, no material differences exist.

(7) Income Taxes

The Agency has elected S Corporation status. An S Corporation passes its taxable income on to its stockholders, who report the income on their personal returns. Accordingly, the Agency does not reflect a provision for income taxes in its financial statements.

GARY HOCH AGENCY, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2004

Total stockholder's equity from statement of financial condition	$ 56,374
Non-allowable assets from statement of financial condition	27,879
Less - haircut	3,060
Net capital	25,435
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $47 or $5,000)	5,000
Excess net capital	$ 20,435
Aggregate indebtedness - accounts payable	$ 711
Ratio: Aggregate indebtedness to net capital	.03 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

The Board of Directors
Gary Hoch Agency, Inc.:

In planning and performing our audit of the financial statements of Gary Hoch Agency, Inc. (the Agency) for the year ended December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Agency's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Agency (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Agency in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Agency does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Agency is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Agency has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Agency's internal control would not necessarily disclose all matters in the Agency's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Agency's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Agency's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 18, 2005